53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
March 25, 2021	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
Division of Corporation Finance	Hamburg	Seoul
Office of Technology	Hong Kong	Shanghai
Securities and Exchange Commission	Houston	Silicon Valley
100 F Street, N.E.	London	Singapore
Washington, DC 20549-6010	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Attention:	Jeff Kauten
Larry Spirgel
Lisa Etheredge
Robert Littlepage

Re:	Taboola.com Ltd.
Draft Registration Statement on Form F-4
Confidentially Submitted February 11, 2021
CIK No. 0001840502

Ladies and Gentlemen:

On behalf of Taboola.com Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of the amended Registration Statement (“Amendment No. 1”) has been concurrently Confidentially submitted with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 to the Registration Statement has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated March 11, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1 to the Registration Statement.

Questions and Answers About the Proposals, page x

1.
Please revise to add a question and answer related to the vote required to approve the business combination proposal. Please include a discussion of the Sponsor Support Agreement that makes it more likely that the business combination proposal will be approved and discuss the percentage of shares not subject to this agreement that would be required to approve the business combination proposal.

March 25, 2021

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page xiv and xv of Amendment No. 1 to the Registration Statement to disclose the vote required to approve the proposals, the impact of the Sponsor Support Agreement on the likelihood of approval of the proposals, and the percentage of shares not subject to the Sponsor Support Agreement required to approve the proposals.

Risk Factors - If our performance under contracts with digital properties..., page 10

2.	Please disclose the percentage of your contracts where you are obligated to pay a specified minimum guaranteed amount.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 of Amendment No. 1 to the Registration Statement to disclose the aggregate amount it paid on guarantees (i.e.,  payments due under guarantee arrangements in excess of amounts that it would otherwise have been required to pay under revenue sharing arrangements), as a percentage of its total payments to publishers, or TAC. The Company respectfully advises the Staff that it considers this measurement to be more meaningful to investors than the percentage of contracts with specified minimum guarantee arrangements because different contracts are of different sizes and providing a percentage of contracts could be misleading. For example, in a fairly common scenario in which a specified minimum guarantee amount applies only to a subset of a publisher's traffic, including that contract in a count of contracts with guarantees could be misleading. Additionally, if the Company had one contract with a specified minimum guaranteed amount out of a total of one hundred contracts, but that contract was with a large publisher and involved material minimum guarantee amounts, disclosing that 1% of contracts had guarantee payments could be misleading.  For these reasons, in order to provide more meaningful information, the Company has disclosed actual amounts paid as a percentage of TAC.

The effects of health epidemics..., page 15

3.
Please revise to provide more specific disclosure of the negative impact of COVID-19 on your revenues and results of operations. As one example, we note the Wall Street Journal article on September 13, 2020 titled “How the Tie-Up of Clickbait Giants Taboola and Outbrain Unraveled” in which you state that on March 15 alone, your ad-auction rates fell 18% from a day earlier. Similarly, if COVID-19 directly impacted the ability of Taboola and Outbrain to consummate its merger just prior to this transaction, you should discuss this negative impact.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 of Amendment No. 1 to the Registration Statement to provide more specific disclosure of the negative impact of COVID-19 on the Company’s revenues and results of operations, which was limited to a short period in 2020 before results improved. The Company acknowledges the Staff’s comment concerning the September 13, 2020 Wall Street Journal article entitled “How the Tie-Up of Clickbait Giants Taboola and Outbrain Unraveled” and respectfully advises the Staff that the merger with Outbrain was terminated as a result of failing to obtain all necessary regulatory approvals by the termination date specified in the merger agreement and an inability of the two companies to negotiate an extension at terms acceptable to both parties.  The only impact of COVID-19 on the merger was that negotiation of the termination date extension failed when the Company sought a change in Outbrain’s valuation on the basis that the Company perceived  its relative performance to have been better than Outbrain’s due to COVID-19.

March 25, 2021

We have historically relied..., page 15

4.
Please disclose the number of premium digital properties that represent a significant percentage of your revenue and disclose the percentage of revenue they represent. Please also disclose the material terms of your agreement with Microsoft including the term, material termination provisions and any guarantee arrangements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 16  of Amendment No. 1 to the Registration Statement to add disclosure regarding its largest digital properties.  In addition, the Company included on such page further detail about the material terms of its contracts with its largest digital properties, including Microsoft and its affiliates.

Our amended and restated articles of association..., page 35

5.
We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No. 1 to the Registration Statement to clarify that there is uncertainty as to whether a court would enforce the exclusive forum provision in its amended and restated articles of association.

Provisions of Israeli law..., page 36

6.	Please briefly describe each of the provisions in your amended and restated articles of association that require the approval of 65% of the total voting power to amend.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 37 of Amendment No. 1 to the Registration Statement to describe the provisions of the Company’s amended and restated articles of association that require the approval of 65% of the total voting power to amend.

Directors of ION have potential conflicts of interest..., page 39

7.
Please disclose that the 7,150,000 warrants held by the Sponsors and directors will expire and be worthless if the transaction is not consummated and an alternative target is not identified by October 6, 2022.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 43 of Amendment No. 1 to the Registration Statement to disclose that the ION Warrants held by the Sponsors and directors will expire worthless if ION is unable to complete an initial business combination within the required time period.

If the Business Combination does not qualify as a “reorganization” under Section 368(a) of Title

26 of the U.S. Internal Revenue Code..., page 45

8.
Although we note that you intend the merger to qualify as a tax-free reorganization under the tax code, we also note the absence of a tax opinion supporting such a position due to the absence of guidance. Revise the risk factor to focus on the reasons for this uncertainty and the inability of the company to obtain a tax opinion supporting its position.

March 25, 2021

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45 and 46 of Amendment No. 1 to the Registration Statement concerning whether the merger will qualify as a reorganization under Section 368(a) of the Code.  The merger takes the form of a reverse triangular merger, which subject to certain requirements, can qualify as a reorganization under Section 368(a)(1)(A) of the Code and Section 368(a)(2)(E) of the Code or Section 368(a)(1)(B) of the Code.  In each case, one of these requirements is the continuity of business enterprise requirement, which generally requires the acquiring corporation to either continue the acquiring corporation’s historic business or use a significant portion of target’s historic business assets in a business. This would require the continuation of ION’s historic business or the use of its historic business assets in a business. Since ION has never been engaged in an active business, it is unclear whether the continuity of business enterprise requirement can be satisfied, and accordingly, it is unclear that the merger satisfies the requirements for reorganization under Section 368(a) of the Code.

The board has not obtained and will not obtain a third-party valuation or financial opinion in determining whether or not..., page 46

9.	Discuss how the combined valuation of Taboola and Outbrain for its planned merger compared to the valuation of Taboola in this acquisition.

Response: The Company acknowledges the Staff’s comment and the Company respectfully advises the Staff that in determining whether or not to proceed with the Business Combination, the board of directors of ION was not provided with, and did not take into consideration, any valuation of Taboola or Outbrain in connection with the proposed acquisition by Taboola of Outbrain that was announced in October 2019 and terminated in September of 2020.  Furthermore, Taboola entered into such acquisition of Outbrain on the basis of Outbrain’s financial performance for periods prior to October  2019 and market conditions prevailing at the time of such announcement and the Company respectfully submits that the implied valuation of the combined company after giving effect to that proposed acquisition would not enhance ION shareholders’ understanding of the ION board’s determination to proceed with the Business Combination, and accordingly the Company has not revised the disclosure of Amendment No. 1 to the Registration Statement in response to this comment.

Proposal No. 1 - The Business Combination Proposal Background of the Business Combination, page 59

10.
We note your disclosure that the principal terms of the transaction were negotiated between December 3, 2020 and December 9, 2020. Please expand your disclosure to include a more detailed discussion of the negotiations regarding the valuation of Taboola.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 63 of Amendment No. 1 to the Registration Statement to include a more detailed discussion of the negotiations regarding the valuation of Taboola.

Taboola’s Business Industry Trends, page 115

March 25, 2021

11.	Please disclose the basis for your estimate that advertisers spent approximately $64 billion advertising on the Open Web in 2020.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 118 of Amendment No. 1 to the Registration Statement to refer to the relevant third-party source for this statistic.

Our Market Opportunity, page 116

12.	Please define your reference to daily active users.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 of Amendment No. 1 to the Registration Statement to define daily active users.

Taboola’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 134

13.
Please disclose your retention rates, daily active users, ad impressions, number of digital property partners and advertisers for the periods presented and discuss any trends related to these measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 137 of Amendment No. 1 to the Registration Statement to provide the number of digital property partners and advertisers for the periods presented. The Company respectfully advises the Staff that it has not provided retention rates, ad impressions or daily active users. The Company did not include retention rates because it is difficult to calculate such rates without making meaningful judgments and assumptions (for example, the treatment of an advertiser that placed ads in January and did not place ads again until April) and therefore any resulting metric is likely to be imprecise and potentially misleading to investors. The Company has provided quantitative disclosure on page 145 discussing the impact on the Company's revenue of changes in the number of new and existing publishers. The Company did not provide ad impressions because the metric is not used by management to monitor the performance of the Company, and because of the disparate calculation methodology used across the industry, which inhibits meaningful peer comparison. Finally, the Company did not include daily active users because management does not use this metric to monitor the performance of the Company and, aside from one calculation for the fourth quarter of 2020, the Company has not historically calculated this metric and respectfully advises the Staff that to do so would be unduly burdensome, not meaningful to investors and potentially misleading.

Key Financial and Operating Metrics, page 136

14.
With respect to Free Cash Flow, Adjusted EBITDA, and Adjusted EBITDA Margin, please present with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with GAAP. Similarly revise your non-GAAP disclosures elsewhere in your filing, as applicable. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 138 of Amendment No. 1 to the Registration Statement to provide the most directly comparable GAAP metrics with equal or greater prominence as the relevant non-GAAP metric.

March 25, 2021

Non-GAAP Financial Measures, page 137

15.
Your presentation of the non-GAAP performance measure called “ex-TAC Revenues” appears to adjust GAAP revenues recognized on a gross basis to exclude traffic acquisition costs and thus present revenues as if they were recognized on a net basis. Please explain to us why you believe this non-GAAP measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures does not apply with respect to the Company’s use and calculation of ex-TAC Revenues, a non-GAAP financial measure.  Question 100.04 is about a “non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed.”  The staff response also notes that “Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G.” (emphasis added).

Taboola’s metric of ex-TAC Revenues uses GAAP revenue, without any adjustment to accelerate revenue that is recognized over time, and is not in any way an individually tailored revenue recognition method.  Rather, it presents revenues minus traffic acquisition costs, or TAC, which is what the Company must pay digital properties in order to obtain the right to place advertisements on their website, in order to provide a better sense of the portion of the gross revenue that will eventually belong to the Company.  This presentation is akin to gross profit metrics, which are widely used and permitted by SEC rules.  The Company also respectfully advises the Staff that other registrants in the same industry present identical measures (see, e.g., “Item 6. Selected Financial Data—Other Financial and Operating Data” on page 53 of the Annual Report on Form 10-K for Criteo S.A. filed on February 26, 2021.).

Accordingly, the Company’s presentation does not run afoul of Question 100.04, and instead is subject to the normal rules applicable to Item 10(e) of Regulation S-K (“Item 10(e)”).  The Company submits that its presentation of ex-TAC revenue is fully compliant with Item 10(e) – equal prominence is given to GAAP Metrics, a reconciliation is provided and the Company provides an explanation of why this metric is useful.

Revenues, page 141

16.
You indicate that the increase in revenues was driven by multiple factors. To the extent possible, please revise to provide quantification regarding the impact of each factor. For example, please revise to quantify the number of new digital property partners added and their impact to the increase in revenues. If possible, please also revise to quantify the impact of changes in advertising rates charged to customers. Please refer to Item 303(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 145 of Amendment No. 1 to the Registration Statement to quantify the impact certain factors had on the change in revenue, including the impact from the growth of digital property partners. In addition, the Company has revised the disclosure on page 146 of Amendment No. 1 to quantify the period-over-period change in new digital property partners.

March 25, 2021

17.
You disclose on page 134 that you have been and may continue to be required to make significant payments related to your guarantees with digital property partners. We also note disclosures on page 135 regarding changes to your guarantee arrangements in response to COVID-19. Please revise your MD&A and financial statements to more fully explain how you account for your guarantee arrangements. Please also revise your MD&A to quantify any significant guarantee payments made as well as any other significant financial statement impacts attributable to your guarantee arrangements during the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 137 and F-49 of Amendment No. 1 to the Registration Statement to provide additional explanation how the Company accounts for its guarantee arrangements. In addition, the Company has revised the disclosure on page 143 to quantify any significant guarantee payments made during the periods presented and advises the staff there were no other significant financial statement impacts attributable to the guarantee arrangements during the periods presented.

In addition, the Company respectfully advises the Staff that it does not consider any individual guarantee payment made within the periods presented to be significant. However, to provide useful disclosure for investors, the Company has revised the disclosure on page 145  of Amendment No. 1 to provide the aggregate cost of guarantees (i.e., payments due under guarantee arrangements in excess of amounts that it would otherwise have been required to pay under revenue sharing arrangements), as a percentage of TAC.

Liquidity and Capital Resources, page 142

18.
Please revise your discussion of changes in operating activities on page 143 to provide a more substantive analysis of the primary factors affecting your cash flows during the periods presented. Your discussion should address sources and uses of cash as well as material trends and uncertainties affecting cash flows. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 149 of Amendment No. 1 to the Registration Statement to provide a more substantive analysis of the primary factors affecting the Company’s cash flows.

Contractual Obligations, page 143

19.	Please disclose the nature of the non-cancellable purchase obligations disclosed in the table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 148 of Amendment No. 1 to the Registration Statement to disclose the nature of the non-cancellable purchase obligations disclosed in the contractual obligations table.

Unaudited Prospective Financial Information of Taboola, page 150

20.	Please revise your filing to disclose the complete projections provided to the board instead of a summary of them.

March 25, 2021

Response: The Company acknowledges the Staff’s comment and the Company respectfully advises the Staff that the projections presented in the first submission of the Registration statement reflect the complete projections provided to the board of directors of ION in connection with its consideration of the Business Combination and the Company has not revised the disclosure of Amendment No. 1 to the Registration Statement in response to this comment as a result; however we do note that in Amendment No. 1 the Company has removed the estimates for 2020 from its presentation of prospective financial information, as such estimates have been superseded by the actual 2020 results contained elsewhere in Amendment No. 1 to the Registration Statement.

Beneficial Ownership of Securities, page 201

21.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 207 of Amendment No. 1 to the Registration Statement to disclose the portion of ordinary shares held in the United States (on an as-converted basis) and the number of record holders in the United States.

22.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Evergreen, Marker and Pitango.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 208 of Amendment No. 1 to the Registration Statement to disclose the natural person or persons who exercise voting and/or dispositive posers with respect to the securities owned by Evergreen, Marker and Pitango

Audited Consolidated Financial Statements of Taboola.com Ltd. Note 2 - Significant Accounting Policies, page F-8

23.
Please revise your discussion of credit risk on page F-10 to incorporate the information provided on page 149 regarding the lack of government-sponsored deposit insurance for cash balances held in Israel and the amount of cash balances held in excess of the FDIC insurance amounts as of the most recent balance sheet date.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-46 of Amendment No. 1 to the Registration Statement to incorporate the information provided on page 149 of the initial Registration Statement.

24.
Please revise your revenue recognition accounting policy on page F-12 to more fully explain the specific aspects of your business model, including your platform’s algorithms, that led you to determine you control the specified goods or services before they are transferred to customers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 of Amendment No. 1 to the Registration Statement to more fully explain the specific aspects of the Company’s business model, which led it to determine it controls the specified goods or services before they are transferred to customers.

25.
We note your digital property partner agreements typically require you to integrate your code on the digital property web page. With respect to these costs and any up-front payments, including incentive payments or bonuses paid to the digital property partners, please explain to us your accounting policies including your consideration of the guidance in ASC 340-40-25 and clarify your disclosure.

March 25, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it determined that the incentive payments and bonuses (the “Prepayments”) paid to its digital property partners are not within the scope of ASC 340-40, as the  Company’s customers are the advertisers, rather than digital property partners. Therefore, these Prepayments are not incremental costs of obtaining a contract with a customer according to ASC 340-40-15-2. Furthermore, such Prepayments are not incurred in fulfilling a specific contract with a specific customer according to ASC 340-15-3 (i.e. the digital properties are obtained in advance to provide Taboola with the flexibility to serve multiple customers). From time to time, at the inception of a contract with a digital property partner, the Company may pay such Prepayments to obtain multi-year exclusivity contracts with its digital property partners. The Company considers these Prepayments to be an integral part of its supply costs and therefore recognizes them as prepaid assets and amortizes them to cost of revenues over the contractual term of the agreement with the respective digital property partner. The Company advises the Staff that it has revised the disclosures on page F-49 of Amendment No. 1 to the Registration Statement to include the Company’s accounting policy regarding these Prepayments.

Exhibits

26.
Please reconcile the scope of your exclusive forum provision (Section 72 of Exhibit 3.2) to your disclosure on page 37. For example, your disclosure indicates that your exclusive forum provision does not apply to claims arising under the Securities Act of 1933 and Securities Exchange Act of 1934; however, your exclusive forum provision in your Articles of Association indicates that it applies to claims under the Securities Act of 1933 and does not address claims arising under the Securities Exchange Act of 1934.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 38 of Amendment No. 1 to the Registration Statement.

General

27.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.212.906.1834. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Senet S. Bischoff
of LATHAM & WATKINS LLP

March 25, 2021

Enclosures
cc: (via e-mail)

Adam Singolda, Taboola.com Ltd.
Marc D. Jaffe, Latham & Watkins LLP
Justin G. Hamill, Latham & Watkins LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Assaf Naveh, Meitar | Law Offices
Ran Camchy, Meitar | Law Offices
Joel Rubinstein, White & Case LLP
Robert Chung, White & Case LLP
Kristen Rohr, White & Case LLP
Aaron M. Lampert, Goldfarb Seligman & Co.